                         UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                          SCHEDULE 13G


           Under the Securities Exchange Act of 1934

                    (Amendment No.    3  )*
                                  -------

                     Publix Super Markets, Inc.
                     --------------------------
                        (Name of Issuer)

             Common Stock, Par Value $1.00 Per Share
             ---------------------------------------
                 (Title of Class of Securities)


                              None
                         --------------
                         (CUSIP Number)



Check the following box if a fee is being paid with this statement . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13G
CUSIP  No.     None                             Page   2   of   4 Pages



1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Publix Super Markets, Inc. Employee Stock Ownership Plan


2    Check the Appropriate Box if A Member of a Group*

                                                            (a)

                                                            (b) X

3    SEC Use Only



4    Citizenship or Place of Organization

     Employee Benefit Plan (Florida)


Number of
Shares              5    Sole Voting Power
Beneficially
Owned By            6   Shared Voting Power           31,714,400
Each
Reporting           7   Sole Dispositive Power
Person
With                8   Shared Dispositive Power      31,714,400


9    Aggregate Amount Beneficially Owned by Each Reporting Person

     31,714,400


10   Check  Box  if  the  Aggregate Amount in  Row  (9)  Excludes
     Certain Shares*




11   Percent of Class Represented by Amount in Row 9

     14.05%


12   Type of Reporting Person*

     EP

Continuation of Schedule 13G                                 Page 3 of 4 Pages


This  statement is the third amendment to a statement on Schedule
13G  filed  with  the  Securities  and  Exchange  Commission   on
February  10, 1993, by William H. Vass as Trustee of  the  Publix
Super Markets, Inc. Employee Stock Ownership Trust,

The undersigned hereby amends Item 4 of the second amendment by adding the following information.




Item 4.  Ownership.

As of December 31, 1995, the ESOP was the "beneficial owner", as that term is defined under Rule 13d-3 under the Securities Act of 1934, of a total of 31,714,400 shares of the Company's common stock or approximately 14.05% of the total outstanding shares of the Company's common stock.

Changes that have occurred since the filing of the second amendment in the total number of shares of common stock on deposit in the Publix Super Markets, Inc. Employee Stock Ownership Trust are reflected in Schedule 1, attached hereto. All such changes have been in accordance with the terms of the ESOP Trust.

Continuation of Schedule 13G                                 Page 4 of 4 Pages


                           SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief of the ESOP, the ESOP hereby certifies that the information set forth in this Schedule is true, complete and correct and that the ESOP has caused this Schedule to be signed on its behalf by the undersigned Trustee, thereunto duly authorized.


                         PUBLIX SUPER MARKETS, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN



                         By:   /s/ William H. Vass
                              ------------------------
                              William H. Vass, Trustee



Date:  February 12, 1996

                           SCHEDULE 1

        SHARES ON DEPOSIT IN PUBLIX SUPER MARKETS, INC.
                 EMPLOYEE STOCK OWNERSHIP TRUST




               Shares            Shares
Date          Acquired         Disposed Of       Description of Transaction
----          --------         -----------       --------------------------

1/95                            235,215            Paid out to Participants
2/95                            111,439            Paid out to Participants
3/95                            134,181            Paid out to Participants
4/95                            166,959            Paid out to Participants
5/95                            122,417            Paid out to Participants
6/95                              4,241            Purchased
6/95                            136,608            Paid out to Participants
7/95                            107,803            Paid out to Participants
8/95                             84,612            Paid out to Participants
9/95                            133,055            Paid out to Participants
10/95                            96,215            Paid out to Participants
11/95                778                           Purchased
11/95          3,369,603                           Company Contribution
11/95                            72,991            Paid out to Participants
12/95                            60,360            Paid out to Participants
12/95              1,120                           Purchased
               ---------      ---------
               3,375,742      1,461,855
               =========      =========